Mail Stop 3561



								August 23, 2005



Richard C. Rochon, Chief Executive Officer
Coconut Palm Acquisition Corp
595 South Federal Highway
Suite 600
Boca Raton, Florida 33432

		RE:	Coconut Palm Acquisition Corp
			Registration Statement on Form S-1
			Amendment Filed: August 2, 2005
      File No. 333-125105

Dear Mr. Rochon:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Proposed Business, page 21
1. We note your response to our prior comment 8. Explain why you have removed the disclosure regarding the fact that management has "recently employed similar strategies" as it relates to investments made by CPCI and CPCI II. Despite the fact CPCI I and CPCI II were not blank check companies, we believe the disclosure contained in Amendment 1 to the Form S-1 contained important and material information regarding the methods and strategies that management intends to employ in effecting a business combination pursuant to this registration statement. Appropriate disclosure is therefore required as it relates to management`s transactional experiences with
CPCI I, CPCI II, Devcon, and Sunair. Expand the disclosure to specifically address the key "strategies" employed in connection with the transactions involving CPCI I, CPCI II, Devcon, and Sunair and the methods by which management will employ "similar strategies" or techniques to carry out the business combination contemplated here.
To the extent that management has identified the entity or entities that will participate in a transaction having a parallel structure, so disclose or advise us supplementally. We may have further comment.

Principal Stockholders, page 34
2. Explain how and when RPCP Investments, LLLP intends to distribute the securities held by it. Also, indicate the number of limited partners.

Financial Statements
3. We note the amended disclosure in Note F and discussion on page 20, including the use of the volatility of the Russell 2000 Index as an estimate of your volatility. Please tell us why you believe the volatility of a diversified index of approximately 2,000 companies, including companies with market capitalizations of over $1 billion, provides a reasonable volatility estimate for your company.

   Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.






      You may contact Don Wiland at (202) 551-3392 if you have questions regarding the financial statements and related matters.
Questions on other disclosure issues may be directed to Jay Ingram at
(202) 551-3397 if you have questions.



      Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies


cc.	David Miller, Esq. (by facsimile)
      	212-818-8881








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Richard C. Rochon
Coconut Palm Acquisition Corp
August 23, 2005
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